1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

SPIL and ASE Received All Anti-Trust Approvals for their Combination and the Establishment of ASE Industrial Holding Co., Ltd.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2017/11/24

November 24, 2017 – Siliconware Precision Industries Co., Ltd. (“SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) and Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) jointly announced on June 30, 2016 that both companies plan to establish ASE Industrial Holding Co., Ltd. (“HoldCo”). Following the announcement, ASE and SPIL filed applications to antitrust authorities in different jurisdictions in connection with the proposed transaction. ASE and SPIL received clearances from the Taiwan Fair Trade Commission and the U.S. Federal Trade Commission on November 16, 2016 and May 15, 2017, respectively. On November 24, 2017, the Anti-Monopoly Bureau under the Ministry of Commerce of the PRC (“MOFCOM”) announced that it has conditionally approved the proposed transaction. ASE and SPIL highly appreciate the assistance that we have received from cross-strait and all relevant governmental authorities during the review process for this transaction. Since ASE and SPIL have now received all necessary antitrust clearances for the transaction, ASE will immediately proceed with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of May 2018. This timeline, however, is subject to the review progress of competent authorities.

The combination of ASE and SPIL in the form of a joint share exchange (the “Share Exchange”) could promote healthy competition, enhance research and development intensity and provide high-quality and customized services to all customers. More importantly, the Share Exchange could contribute to the development of technical support for the advancement of the next-generation digital age. While the Share Exchange carries positive significance for Taiwan and benefits the development of the semiconductor packaging and testing technology in the PRC and across the globe, ASE and SPIL are aware of the fact that certain industry players and authorities in the PRC may have concerns over the potential restrictive effects of the Share Exchange. In order to mitigate such concerns, ASE and SPIL filed a remedial proposal to MOFCOM, which included the companies’ commitments to maintain independent operations for a confined period.

HoldCo will continue to list in Taiwan and in the US. ASE and SPIL will continue to expand our investment in Taiwan, to cherish and protect this land that nurtured us. In addition, we will continue to hold ourselves to the highest corporate governance standards and implement sustainable business philosophies. As an integral member of the global semiconductor industry chain, HoldCo would undoubtedly face severe competition and challenges. In order for HoldCo to compete effectively in the global environment, HoldCo will need to rely on the continued support and supervision from government authorities and all sectors of the society. More importantly, HoldCo will need to implement dynamic strategies to compete for talent and resources on a worldwide basis. In order to achieve our long-term goal for a sustainable industry and to enhance the welfare of the greater population, HoldCo will continue to work with other industry participants to explore strategic alliance opportunities, which will in turn spur further innovation and create a mutually beneficial business environment for the industry as a whole.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 24, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer